[EVERSHEDS SUTHERLAND (US) LLP]

DODIE KENT

DIRECT LINE: 212-389-5080

E-mail: Dodie.Kent@eversheds-sutherland.com

April 13, 2020

VIA EMAIL AND EDGAR

Commissioners

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549-8629

Re:	Great American Life Insurance Company
Post-Effective Amendment No. 1 to Registration Statement on Form S-1
File No. 333-229687

Commissioners:

On behalf of Great American Life Insurance Company (the “Company”), we are transmitting for filing under the Securities Act of 1933, as amended, a letter responding to comments with respect to the above-referenced Post-Effective Amendment No. 1 to Registration Statement on Form S-1 (the “Response Letter”) for certain deferred annuity contracts (the “Contracts”).

The Response Letter addresses comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to outside counsel for the Company in phone calls on March 2, 2020 and April 9, 2020.

For the Staff’s convenience, each comment is set forth in full below, followed by the Company’s response.

•	Page references in the comments are to Contract prospectus pages in the Post-Effective Amendment No. 1 filing.

•	Included in this filing is a copy of the Contract prospectus pages (“Filed Pages”) that incorporate changes described in the responses below. Page references in the responses are to such Filed Pages.

After the Staff has had the opportunity to review the Company’s responses, the Company intends to incorporate any changes into the prospectus through a subsequent filing, along with updated Company information. At that time, as previously discussed, the Company will file in the above-referenced Registration Statement a second version of the Contract prospectus, which will be available through a different distribution channel. Other than different early withdrawal charge schedules, the two prospectuses are substantively identical. All Staff comments, as appropriate, will be also incorporated into in the second prospectus, along with updated Company information.

The Company hopes to obtain an effective date on or about May 1, 2020, and it will make an acceleration request at the appropriate time. The Company respectfully requests that the Staff provide comments, if any, on the Company’s responses contained herein by April 20, 2020, or as soon as practicable, in order to allow adequate time for response. If the Company can be of any help in facilitating your review of these comments, please do not hesitate to contact me.

Commissioners

April 13, 2020

Comment One:

On page 1 of the prospectus, the last sentence in the first bullet point includes the following text: “…We can change the Maximum Gain for each new Term of an indexed strategy.” Please clarify how an investor will know the Maximum Gain for the initial term.

Response:

Disclosure has been added immediately prior to the quoted sentence, indicating that “At least 10 days before a Term starts, we will post the Maximum Gain that will apply to an Indexed Strategy for that Term on our website.”

Comment Two:

On page 1 of the prospectus, in the final bullet in the first set of bullets, you state: “Each Buffer Strategy includes a risk of potential loss of principal. At maximum, the Buffer protects 10% of principal from loss each Term.” Please clarify that such potential for loss in principal includes any credited earnings from prior terms.

Response:

The quoted sentence has been revised to state: “Each Buffer Strategy includes a risk of potential loss of principal and any prior earnings. At maximum, the Buffer protects 10% of principal and any prior earnings from loss each Term.” A conforming change has been made to the second-last bullet point, to state that “Each Growth Strategy includes a risk of potential loss of up to 10% of principal and any prior earnings each Term.”

Comment Three:

In the “Vesting Factors” row of the “Summary” table, the bullets seem to indicate that that the vesting factors are fixed, but the lead-in to the bullets indicates that are set at the Contract Effective Date. Please clarify whether they are fixed for all contract owners, or if they are tied to the date the contract is issued.

Response:

On page 9, the lead-in to the bullets has been modified to state:

“Vesting Factors for the Indexed Strategies are fixed and are applied as follows:

•

For a positive Index Change during a Term, the Vesting Factors are 25% for any date within the first six months of a Term; 50% for any date within the final six months of a Term but before the final Market Date of the Term; and 100% on or after the final Market Date of the Term. A Vesting Factor below 100% limits any positive increase during a Term.

•	For a negative Index Change during a Term, there is no Vesting Factor.”

Comment Four:

In the “Bailout Right” row of the “Summary” table, please clarify that there is no Bailout Right with regard to the investment made to an Indexed Strategy in connection with the initial Term.

Response:

On page 10, the following sentence has been added to the end of that section: “The Bailout right does not apply to your initial Term.”

Commissioners

April 13, 2020

Comment Five:

In the “Loss of Principal Related to Growth Strategy and Buffer Strategy due to Negative Index Changes” row of the “Risk Factors” table, please clarify that you have a risk of loss of as much as 90% even if you do not take a withdrawal before the end of the Term.

Response:

On page 11, the following sentences have been added to that section:

“If you allocate money to a Buffer Strategy, you may lose up to 90% at the end of each Term.”

“If you allocate money to a Growth Strategy, you may lose up to 10% at the end of each Term.”

Comment Six:

In the “Declared Rate Strategy” section, please describe any processes related to setting declared strategy rates for the initial term.

Response:

On page 16, the following disclosure has been added to that section:

“At least 10 days before the initial Term starts, we will post the Declared Rate that will apply to the Declared Rate Strategy for that Term on our website.

If you are not satisfied with the Declared Rate offered for your initial Term, you may rescind your Contract by returning it and giving written notice of your decision to rescind. You will have 20 days in which to rescind your Contract. The rescission period will end at midnight of the 20th day after the date on which your initial Term starts. If you exercise this rescission right, we will return your Purchase Payment(s), without any adjustment for the Early Withdrawal Charge.”

Comment Seven:

In the “Vested Gains and Losses” section, the “Maximum Gain” subsection states: “For information about the current Maximum Gain for each Indexed Strategy offered for new Contracts, please contact your registered representative.” Please revise this disclosure to reflect how new contract owners can obtain the Maximum Gain for the initial Term and to describe rescission procedures that investors may follow once those rates have been set.

Response:

On page 21, the quoted disclosure has been revised to state:

“For information about the current Maximum Gain for each Indexed Strategy offered for new Contracts, please contact your registered representative or refer to our website. At least 10 days before the initial Term starts, we will post the Maximum Gain that will apply to an Indexed Strategy for that Term on our website.

If you are not satisfied with the Maximum Gains offered for your initial Term, you may rescind your Contract by returning it and giving written notice of your decision to rescind. You will have 20 days in which to rescind your Contract. The rescission period will end at midnight of the 20th day after the date on which your initial Term starts. If you exercise this rescission right, we will return your Purchase Payment(s), without any adjustment for the Early Withdrawal Charge.”

Comment Eight:

In the “Asymmetrical Impact of Index Changes on Growth and Buffer Strategies Using the Same Index”section, the “Vested Gain Variations” subsection states: “This is because the maximum amount of principal you can lose is larger for a Buffer Strategy than a Growth Strategy.” In that sentence, please change “principal” to “money”.

Response:

On page 23, the requested revision has been made.

Commissioners

April 13, 2020

Comment Nine:

In the “Examples—Impact of Withdrawals on Indexed Strategy Values” section, a disclosure in the “Example E: Withdrawal When Index Rises and Then Falls” subsection states: “Your investment in the S&P 500 Buffer Strategy outperformed the S&P 500 Growth Strategy by $2,418 in this example.” In that sentence, please change “$2,418” to “$2,412”.

Response:

On page 31, the requested revision has been made.

Comment Ten:

In the “Examples—Impact of Withdrawals on Indexed Strategy Values” section, a disclosure in the “Example F: Multiple Withdrawals in a Volatile Market” subsection states: “The amount you realized under the Buffer Strategy ($48,675) exceeds the amount you realized under the Growth Strategy ($46,129) for three reasons: … (2) at the time of the Day 292 withdrawal, the Index Change exceeded the Growth Strategy’s lower Maximum Gain, thus increasing the Buffer Strategy’s Investment Base to a greater extent…” Please revise to indicate that the index change exceeded the Maximum Gain related to both the Growth AND the Buffer strategy.

Response:

On page 33, the disclosure has been revised to state:

“The amount you realized under the Buffer Strategy ($48,675) exceeds the amount you realized under the Growth Strategy ($46,129) for three reasons: … (2) at the time of the Day 292 withdrawal, the Index Change exceeded the Maximum Gain of both the Buffer Strategy and the Growth Strategy, but the Buffer Strategy had a higher Maximum Gain than the Growth Strategy, so the Buffer Strategy’s Investment Base increased to a greater extent...”

Comment Eleven:

Please revise the prospectus as needed to reflect changes necessitated by the SECURE Act.

Response:

On pages 49-51, the “Payout Options” section was revised to incorporate changes necessitated by the SECURE Act. Changes were also made to the “Required Distributions” section on pages 64-65.

Comment Twelve:

Please provide an explanation supplementally on what basis GALIC is not providing certain executive compensation information.

Response:

In the spring of 2018, the staff provided interpretive guidance that Item 402 of Regulation S-K did not apply to a subsidiary insurer when: (i) it has no employees of its own; (ii) it utilizes its parent’s employees to provide the services necessary for its daily operations; and (iii) its parent determines the benefits and pays the compensation of such employees. Instead, such a subsidiary insurer has an obligation to provide related person transaction disclosure regarding the management services agreement related to such arrangement, as required by Item 404 of Regulation S-K. Since that time, the staff has been permitting insurers that meet such criteria, including us, to exclude certain Item 402 executive compensation disclosure.

Great American Life Insurance Company has no employees but instead relies on the employees of its parent to provide services and other resources necessary for its daily operations. In this regard, the Company has entered into a management services agreement under which we compensate our parent for the use of its employees and various other resources, including office space, furniture, data processing and communications equipment and other items. Our parent, not us, compensates these employees and determines their compensation and benefits; our parent is in charge of all hiring and firing; and our parent

Commissioners

April 13, 2020

is responsible for employee tax withholding and reporting. We include disclosure about this arrangement in our S-1 registration statement in response to Item 404.

Accordingly, pursuant to the staff’s interpretive guidance, we are not subject to the executive compensation disclosure requirements under Item 402, and we do not include such disclosure.

Comment Thirteen:

Significant market events have occurred as a result of the COVID-19 pandemic since these registration statements were filed.

a.

Please consider whether the Company’s disclosures, including its risk disclosures, should be revised based on how these events are affecting the markets of the indices and funds that the Company is using to calculate its obligations under the contract.

Response:

On pages 13-14, in the “Market Risk” row of the “Risk Factors” table, the following paragraph has been added:

“The outbreak of the novel coronavirus known as COVID-19 was declared a pandemic by the World Health Organization in March 2020. As of the date of this prospectus, the COVID-19 pandemic has led to significant volatility and negative returns in the financial markets. These market conditions have impacted the performance of the Indexes to which the Growth Strategies and Buffer Strategies are linked. If these market conditions continue, and depending on your individual circumstances (e.g., your selected Crediting Strategies and the timing of any Purchase Payments, transfers, or withdrawals), you may experience (perhaps significant) negative returns under the Contract. The duration of the COVID-19 pandemic, and the future impact that the pandemic may have on the financial markets and global economy, cannot be foreseen, however. You should consult with a Financial Professional about how the COVID-19 pandemic and the recent market conditions may impact your future investment decisions related to the Contract, such as purchasing the Contract or making Purchase Payments, transfers, or withdrawals, based on your individual circumstances.”

b.

Further, given that the Company’s obligations under the contract are subject to its financial strength and claims paying ability, please consider whether this disclosure should be revised based on how these events could affect the Company’s financial strength and claims paying ability.

If the Company believes no additional disclosure is needed, please explain supplementally why not.

Response:

On page 14, in the “Reliance on Our Claims-Paying Ability” row of the “Risk Factors” table, the following paragraph has been added:

“The economic impacts of the COVID-19 pandemic may negatively affect our financial condition and results of operations. The extent to which the COVID-19 pandemic impacts financial markets, the global economy, and our financial strength and claims-paying ability will depend on future developments that cannot be predicted with certainty. We continue to be subject to significant state solvency regulations that require us to reserve amounts to pay our contractual guarantees. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Risk Factors Related to GALIC’s Business,” and “Financial Statements”, and “Regulation” for additional financial information about the company and the state solvency regulations to which we are subject.”

Commissioners

April 13, 2020

The Company believes that the Response Letter addresses in full the Staff comments. If you have any questions regarding the Company responses, please contact the undersigned at 212-389-5080.

Sincerely,

/s/ Dodie Kent
Dodie Kent